April 8, 2025

Xu Zhiheng
Chief Executive Officer
Hang Feng Technology Innovation Co., Ltd.
Unit 2008, 20/F, Cheung Kong Center, 2
Queen   s Road Central, Hong Kong

       Re: Hang Feng Technology Innovation Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted March 12, 2025
           CIK No. 0002060083
Dear Xu Zhiheng:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that "Hang Feng is a holding company incorporated in the
       Cayman Islands with no material operations of its own." Please revise to also clearly state that Hang Feng is not a Hong Kong operating entity. Additionally, please revise the cover page to explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where
       Chinese law prohibits direct foreign investment in the operating companies.
2. Please revise the cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
       company   s operations in Hong Kong. Your disclosure should make clear whether
 April 8, 2025
Page 2

       these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
       how recent statements and regulatory actions by China   s government,
such as those
       related to the use of data security or anti-monopoly concerns, have or may impact the
       company   s ability to conduct its business, accept foreign investments, or list on a U.S.
       or other foreign exchange. Please disclose the location of your auditor s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Lastly, please include cross-
       references to the individual risk factors identified on the cover page.
3. Please revise the cover page to provide, as you do starting on page 8, a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Additionally, please provide on the cover page and in the section of the prospectus summary captioned "Transfers of Cash to and from Our Subsidiaries" cross-references to the consolidated financial statements.
4. Please revise the cover page, the section of the prospectus summary captioned
       "Transfers of Cash to and from Our Subsidiaries," the summary risk factors and risk factors sections to disclose that to the extent cash or assets in the business is in Hong
       Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-
       references to these other discussions.
5. Please revise the cover page to discuss, as you do on page 9, whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors.
       Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
6. Please revise the cover page to disclose, as you do on page 8, that you do not have cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

7. In your "Corporate Management Consulting Services" discussion on page 1, please disclose, if true, that to date your largest client is a related party of the Company, HF
       Holdings, which is the largest shareholder of the Company.
8. We note your disclosure on pages 7, 38 and 39 that you will be a controlled company following the offering. Please revise the prospectus summary to state as much and i)
       identify and disclose the percentage of voting power to be held by the controlling stockholder following the offering, ii) state, if true, that the controlling stockholder
 April 8, 2025
Page 3

       will have the ability to determine all matters requiring approval by stockholders and
       iii) clarify, to the extent true, that in the event that you were to
lose your    controlled
       company    status, you could still rely on the relevant listing
exchange's rules that
       permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Please make conforming revisions to pages 38 and
       39 to the extent such disclosure is not already provided.
9. Please revise your revenue discussion contained in the last paragraph of this section to address your net income or losses for the respective periods.
Growth Strategies, page 3

10. Regarding your intent to enhance your technology capabilities in FinTech and AI, as discussed in the final bullet on page 3, please disclose whether you intend to develop proprietary technology, utilize open-source technology, or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also revise your risk factor disclosure accordingly.
Risks Relating to Doing Business in Hong Kong, page 5

11. Please ensure that each summary risk factor in this section includes a cross-reference
       (title and page number) to the relevant individual detailed risk factor.
12. We note your disclosure that "[t]he PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations." Please revise here and the title of the risk factor on page 13 to clearly state that the Chinese government may intervene or influence your operations at any time.
Regulatory Development in the PRC, page 8

13. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from the
       CAC or CSRC to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. If you did rely on counsel, please name counsel here and file counsel's consent as an exhibit.
Permission Required from Hong Kong Authorities, page 9

14. Please describe here the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii)
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Implications of Being a Foreign Private Issuer, page 11

15. We note your disclosure that you are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from other corporate governance listing standards. Please expand your disclosure to clarify
 April 8, 2025
Page 4

       whether you intend to rely on home country practices and, if so, specify which, as you do on page 41.
We rely on a limited number of key clients for our business . . ., page 19

16. We note that for the years ended December 31, 2024 and 2023 your "top five clients accounted for 59.6% and 100% of [y]our total revenues" and that for the same period, your largest client, HF Holdings, "accounted for 38.4% and 100% of [y]our total revenue, respectively." We also note your disclosure on page 77 that for the years ended December 31, 2024 and 2023, "revenue from [y]our top two clients accounted for 54.7% and 100%, respectively." To the extent you are materially dependent on any clients aside from HF Holdings, please disclose the name of such clients.
       Additionally, please describe the material terms of any agreements entered into with such customers to the extent they differ from the terms summarized on page 84 and file such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Inflation, especially the increases in labor costs, may adversely affect our business and results of operations, page 28

17. We note your disclosure that "both the Hong Kong and global economies have experienced general increases in inflation and labor costs" and that "[f]or the years ended December 31, 2024 and 2023, [y]our employee costs were approximately
       US$675,932 and US$681,014, respectively, accounting for 64.6% and 57.2% of total cost of revenues." To the extent inflation has materially impacted your business and operations, please update here and your Management's Discussion and Analysis of
       Financial Condition and Results of Operations section to clearly state as much.
Related Party Transactions, page 102

18. Please revise to provide the related party disclosure through the date of the prospectus rather than as of December 31, 2024. Refer to Item 7.B. of Form 20-F.
Note 3 - Business combinations, page F-18

19.    Please revise to provide the information required by ASC 805-10-50-2h.
Note 11 - Segment reportings, page F-23

20.    Please identify the measure or measures of a segment   s profit or loss
that the chief
       operating decision maker uses in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-28A and 280-10-55-15E.
General

21. We note your disclosure on page 35 that "[t]he initial public offering price for our ordinary shares will be determined by negotiation between us, the Selling
       Shareholders and the Underwriters." However, there does not appear to be any further discussion of such Selling Shareholders or a related resale offering. Please revise or advise.
 April 8, 2025
Page 5
22. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
23. Please provide us with an analysis as to whether you believe you are, or will be, an investment company under the Investment Company Act of 1940. Please tell us what exemption from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis supporting your determination that the exemption is available to you. Your analysis should include all facts upon which your determination is based. In this regard, we note you disclose that you provide asset
       management services and that HF CM acts as the fund manager of the Global
       Innovation SP portfolio under HF Fund SPC, while HF IAM serves as the investment advisor to this portfolio. We also note you disclose that HF CM provides fund management services to HF Fund SPC, including portfolio management, compliance with investment mandates, and executing investment decisions.

       Please contact Valeria Franks at 202-551-7705 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Joan Wu